Filed by Exelixis, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
            Deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934

                                           Subject Company: Genomica Corporation

                                                  Commission File No.: 000-31637




                             SOURCE: EXELIXIS, INC.

                            Tuesday December 18, 2001

                                  Press Release

Contact:
-------

Exelixis, Inc.                                   Genomica Corporation
Glen Sato                                        Dan Hudspeth
Chief Financial Officer                          Chief Financial Officer
(650)837-7565                                    (720) 565-4030

 EXELIXIS ADJUSTS INITIAL GENOMICA EXCHANGE OFFERING PERIOD DATE TO ACCOUNT FOR
                                 FEDERAL HOLIDAY

- Initial Offering Period to Expire on December 28 and Exchange Ratio to be Set
                               as of December 26 -

SOUTH SAN FRANCISCO, CA -- December 18, 2001 -- Exelixis, Inc. (Nasdaq: EXEL) and Genomica Corporation (Nasdaq: GNOM) announced today that due to an Executive Order authorizing the closure of most federal agencies on December 24, 2001, the initial offering period for the exchange offer made by Exelixis for shares of common stock of Genomica will expire at 12:00 midnight, New York City time, on Friday, December 28, 2001, rather than at 12:00 midnight on Thursday, December 27, 2001, as previously announced.

On December 5, 2001, President Bush issued an Executive Order providing for the closing of all executive branch departments and agencies of the U.S. government on December 24, 2001. As a result of this Executive Order, the rules and provisions of the Securities Exchange Act of 1934 governing the conduct of the Exelixis exchange offer require Exelixis to extend the initial offering period for the exchange offer for Genomica stock by one day. In addition, the 18 trading-day period ending two trading days before the initial expiration of the exchange offer that will be used to calculate the final exchange ratio will now end on December 26, 2001, rather than on December 24, 2001. Exelixis will issue a press release following the close of market on that date announcing the exchange ratio and file that press release with the Securities and Exchange Commission. Genomica stockholders can also call Exelixis' information agent, Mellon Investor Services LLC, at any time toll free at (866) 323-8159 for the average closing sales price for the preceding 18 trading days and the exchange ratio that would be in effect based on that price.

Exelixis has filed an amendment with the SEC to its Registration Statement on Form S-4 relating to shares of Exelixis common stock to be issued in the exchange offer through Bluegreen Acquisition Sub, Inc., a wholly owned subsidiary of Exelixis. Among the amendments to Exelixis' Registration Statement are revisions to reflect the extension of the initial offering period for the exchange offer by one day. Genomica stockholders are urged to carefully read the Preliminary Prospectus and the Solicitation/Recommendation statement previously filed with the SEC and any and all amendments thereto.

ABOUT  EXELIXIS
Exelixis, Inc. is a leading worldwide genomics-based drug discovery company focused on product development through its expertise in comparative genomics and model system genetics. An outstanding team of company scientists has developed multiple fungal, nematode, insect, plant and vertebrate genetic systems. Exelixis' proprietary model systems and comparative genomics technologies address gene function by using biologically relevant functional genomics information very early on in the process to rapidly, efficiently and cost-effectively translate sequence data to knowledge about the function of genes and the proteins that they encode. The company has a significant internal cancer discovery and drug development program, through which a number of compounds are expected to complete screening by the end of the year. Exelixis believes that its technology is broadly applicable to all life science industries, including pharmaceutical, diagnostic, agricultural biotechnology and animal health and the company has active collaborations with Aventis CropScience, Bayer, Bristol-Myers Squibb, Elan Pharmaceuticals, Pharmacia, Protein Design Labs, Scios and Dow AgroSciences, and is building its internal development program in the area of oncology. For more information, please visit the Exelixis' web site at http://www.Exelixis.com/.
                               ------------------------

ABOUT  GENOMICA
Genomica Corporation develops and markets software products and services that enable pharmaceutical and biotechnology researchers to accelerate the drug discovery and development process. Genomica's customers include leading genomics-based research organizations such as AstraZeneca, GlaxoSmithKline, Aventis and the National Cancer Institute. Genomica also has strategic alliances with Applied Biosystems and Celera Genomics. For additional information on Genomica, please visit its website, at http://www.Genomica.com.
                                                        -----------------------

ADDITIONAL  INFORMATION
The Genomica Corporation board of directors has unanimously recommended that Genomica stockholders accept the exchange offer. The exchange ratio of Exelixis common stock for outstanding shares of Genomica common stock will be determined by the following formula: a number equal to the quotient obtained by dividing the Genomica common stock value by the greater of (a) $13.30285 or (b) the average closing sales price of Exelixis common stock on the Nasdaq National Market during the 18 trading-day period ending two trading days before the initial expiration of the exchange offer. The Genomica common stock value will be determined by dividing $110 million by the sum of the number of shares of Genomica common stock and preferred stock outstanding plus the number of shares of Genomica common stock issuable upon the exercise of all outstanding stock options and warrants with a per share exercise price of $5.00 or less. The exchange offer, if successful, will be followed by a merger in which Exelixis will acquire, at the same exchange ratio, the remaining shares of Genomica common stock not previously acquired in the exchange offer.

Exelixis has filed a Schedule TO and a Registration Statement on Form S-4, and Genomica has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission. A Preliminary Prospectus, the
Schedule 14D-9 and related tender offer materials were mailed to stockholders of Genomica on November 29, 2001. These documents contain important information about the transaction. Investors and security holders are urged to carefully read these documents, and any and all amendments thereto. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. The Preliminary Prospectus and related other tender offer documents may also be obtained for free from the parties.

In addition to the filings mentioned above, each of Exelixis and Genomica file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Exelixis or Genomica at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Securities and Exchange Commission at 800-SEC-0330 for further information on the public reference rooms. Exelixis and Genomica's respective filings with the Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the commission at http://www.sec.gov.
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